NORTHLAND SECURITIES, INC.

45 South Seventh Street, Suite 2500

Minneapolis, Minnesota 55402

July 22, 2014

Securities and Exchange Commission	BY EDGAR
100 F Street, N.E.
Washington, DC 20549

Re:     Juhl Energy, Inc.

   Registration Statement on Form S-1 (File No. 333-195636)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins Juhl Energy, Inc. in requesting that the effective date of the above referenced Registration Statement on Form S-1 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, July 24, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between July 9, 2014 and July 21, 2014, as of 5:00 p.m. Eastern Time, the undersigned had effected the distribution of approximately the following number of copies of the Preliminary Prospectus, dated July 9, 2014:

Institutions	200
Individuals	325
Total	525 Copies

Very truly yours,

NORTHLAND SECURITIES, INC.

/s/ Shawn D. Messner
Shawn D. Messner
Head of Energy, Investment Banking